HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Nine months ended September 30	2017 (1)	2017 (2)	2016 (1)	2016 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$61,781	$68,639	$61,648	$66,802
Interest component of rentals	4,918	4,918	4,661	4,661
Pretax preferred stock dividend requirements of subsidiaries	2,176	2,176	2,082	2,082
Total fixed charges	$68,875	$75,733	$68,391	$73,545
Earnings
Pretax income from continuing operations	$204,930	$204,930	$299,825	$299,825
Fixed charges, as shown	68,875	75,733	68,391	73,545
Interest capitalized	(3,807)	(3,807)	(2,716)	(2,716)
Earnings available for fixed charges	$269,998	$276,856	$365,500	$370,654
Ratio of earnings to fixed charges	3.92	3.66	5.34	5.04

Years ended December 31	2016 (1)	2016 (2)	2015 (1)	2015 (2)	2014 (1)	2014 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$81,974	$89,141	$83,936	$89,284	$83,458	$88,535
Interest component of rentals	6,200	6,200	6,065	6,065	6,366	6,366
Pretax preferred stock dividend requirements of subsidiaries	2,825	2,825	2,977	2,977	2,952	2,952
Total fixed charges	$90,999	$98,166	$92,978	$98,326	$92,776	$97,853
Earnings
Pretax income from continuing operations	$371,951	$371,951	$252,898	$252,898	$263,708	$263,708
Fixed charges, as shown	90,999	98,166	92,978	98,326	92,776	97,853
Interest capitalized	(3,727)	(3,727)	(3,265)	(3,265)	(3,954)	(3,954)
Earnings available for fixed charges	$459,223	$466,390	$342,611	$347,959	$352,530	$357,607
Ratio of earnings to fixed charges	5.05	4.75	3.68	3.54	3.80	3.65

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

(continued)

Years ended December 31	2013 (1)	2013 (2)	2012 (1)	2012 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$85,315	$90,407	$83,020	$89,443
Interest component of rentals	6,345	6,345	6,493	6,493
Pretax preferred stock dividend requirements of subsidiaries	2,886	2,886	2,943	2,943
Total fixed charges	$94,546	$99,638	$92,456	$98,879
Earnings
Pretax income from continuing operations	$247,946	$247,946	$217,064	$217,064
Fixed charges, as shown	94,546	99,638	92,456	98,879
Interest capitalized	(7,097)	(7,097)	(4,355)	(4,355)
Earnings available for fixed charges	$335,395	$340,487	$305,165	$311,588
Ratio of earnings to fixed charges	3.55	3.42	3.30	3.15

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.